2nd Step Conversion and Offering January 2011 Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-169363

Legal Matters This presentation is for informational purposes only and does not constitute an offer to sell nor a solicitation of an offer to buy shares of common stock of Alliance Bancorp, Inc. of Pennsylvania. The offer is made only by the prospectus and prospectus supplement. Please refer to the prospectus dated November 10, 2010 and the prospectus supplement dated December 27, 2010 Alliance Bancorp, Inc. of Pennsylvania has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free 1-877-643-8217. The shares of common stock of Alliance Bancorp, Inc of Pennsylvania are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. 2

Forward Looking Statements 3 This presentation contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and words of similar meaning. These forward-looking statements include, but are not limited to: statements of goals, intentions and expectations; statements regarding prospects and business strategy; statements regarding asset quality and market risk; and estimates of future costs, benefits and results. These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading "Risk Factors" beginning on page 21 of the prospectus that could affect the actual outcome of future events and the following factors: general economic conditions, either nationally or in our market area, that are worse than expected; changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; legislative or regulatory changes that adversely affect our business; adverse changes in the securities markets; our ability to grow and successfully manage such growth; changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Securities and Exchange Commission or the Financial Accounting Standards Board; and our ability to successfully implement our branch expansion strategy, enter into new markets and/or expand product offerings successfully and take advantage of growth opportunities. Any of the forward-looking statements that we make in this presentation, in the prospectus, the prospectus supplement and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements. Please see "Risk Factors" beginning on page 21 of the prospectus.

Offering Summary Issuer: Alliance Bancorp, Inc. of Pennsylvania Listing / Ticker: NASDAQ / "ALLB" Price Per Share: $10.00 Shares Offered: 2,635,000 - 4,099,750(1) Gross Proceeds: $26.4 million - $41.0 million(1) Exchange Ratio: 0.6631 - 1.0317(1) Price/ Tangible Book Value: 57.80% - 77.40%(1) Dividend Yield: 1.2%(2) Maximum Purchase Limitations: Up to 5% of shares in the offering 131,750 shares at the minimum 178,250 shares at the maximum Bookrunner: Stifel Nicolaus Weisel Subscription Offering Close / Syndicate Pricing: December 21, 2010 / January 2011 Based on the range from the minimum to adjusted maximum of the independent valuation appraisal. Annualized and based upon the $10.00 per share offering price. 4

Alliance Mutual Holding Company (owns 59.5% of common stock) Overview of Organizational Structure Public Stockholders (own 40.5% of common stock) Alliance Bank Current Structure Alliance Bancorp - New (100% of the common stock) Alliance Bank Public Stockholders (own 100% of common stock) Structure Following Conversion and Offering Alliance Bancorp (100% of the common stock) 5

Rationale for Conversion and Offering - Why Now? To bolster Alliance's capital position: Continue to execute proven business model and support organic growth Enhance existing products and services Increase lending opportunities - move up market in lending relationships Position Alliance in view of anticipated future regulatory capital requirements As a fully converted entity, Alliance will have greater flexibility to facilitate and pursue acquisition opportunities: Consolidation opportunities in current and new markets FDIC opportunities Current operational infrastructure can support $1 billion in total assets Improve shareholder returns: Increased liquidity in Alliance's common stock More flexible capital management tools Facilitate stock repurchases Continue to pay cash dividends Greater earnings capacity The conversion will remove the uncertainties associated with the mutual holding company structure created by the recently enacted financial reform legislation. 6

Company Overview

Company Profile and Overview Alliance Bank is a Pennsylvania - chartered savings bank headquartered in Broomall, Pennsylvania with a long standing history of community banking since 1938 and is the largest community bank headquartered in Delaware county Completed MHC reorganization and IPO of $6.5 million in 1995 and reorganized to the two-tier mutual holding company structure and completed an additional minority stock issuance of $18.1 million in January 2007 Operates 9 banking locations in demographically attractive Philadelphia metropolitan market area Service the demographically attractive market area of Bucks, Chester, Delaware, Montgomery and Philadelphia Counties Ranks 8th in deposit market share in Delaware county with 8 branches The weighted average median household income in the counties comprising our market area of $66,578 is higher than $52,723 and $54,442 for the Commonwealth of Pennsylvania and the US, respectively As of September 30, 2010 Alliance had $435.9 million in assets, $373.8 million in total deposits and shareholders' equity of $48.5 million Source: FDIC deposit market share report and SNL Financial 8

Attractive and Stable Market Area Alliance's primary market area is Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania: Total population: 3.9 million Total households: 1.5 million, with projected growth rates between 4.8% to 16.5%, which exceeds the Commonwealth of Pennsylvania's average of 2.4% Primary market area exhibits favorable demographic characteristics Diverse economy that contains a highly-educated and skilled labor force. The most prominent sectors include manufacturing, financial services, pharmaceutical, health care, aviation, information technology and higher education Major employers include Johnson & Johnson, Comcast, Boeing, State Farm, UPS, PECO, QVC, SAP, Wawa and Vanguard Our market area is also a major education center with colleges and universities which include Drexel University, The University of Pennsylvania, St. Joseph's University, Temple University, Villanova University and West Chester University Source: SNL Financial as of 7/6/10. U.S. Department of Labor data as of 10/31/10 and is not seasonally adjusted 9

Experienced Management Team Alliance's management team is comprised of experienced professionals who have significant banking experience and expertise in Alliance's primary market area Track record of dividend payments and stock repurchases At midpoint of offering range, the management and board will own approximately 4.0% of shares outstanding 10

Shareholder Oriented Capital Management Dividend Payments Paid quarterly cash dividends for 62 consecutive quarters starting in May 1995 after IPO in March of 1995 resulting in cumulative cash dividends of $2.59 for original investors Stock dividend of 5% in 2001 and stock split of 2.0995 for 1 in 2007 as part of MHC reorganization and minority stock issuance results in a basis for original investors of $4.53 Alliance expects to continue its quarterly cash dividend of $0.03 per share or $0.12 annualized after the conversion and offering(1) Stock repurchase plans Since January 2008, Alliance has been repurchasing shares of its common stock Through its repurchase plans, the first of which was authorized in January 2008, the public shares outstanding have been reduced to approximately 40.5% Through September 30, 2010, Alliance repurchased a total of 548,524 shares at a total cost of $4.7 million and an average cost of $8.64 per share 11 The rate of such dividends will be in the discretion of the board of directors and will depend upon a number of factors. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

Financial Highlights

Prudent and Stable Loan Growth Alliance has implemented a balanced loan growth strategy over the past few years with a focus on commercial real estate loans Source: Company filings 13 $227,163 $238,680 $259,758 $281,612 Total Loans ($000) $288,711 $290,500

Diversified Loan Portfolio Source: Company filings for ALLB data Peer information derived from FFIEC Uniform Bank Performance Report Loan Portfolio as of 9/30/10 At September 30, 2010, total portfolio of loans receivable amounted to $290.5 million Commercial Real Estate: $135.7 million Primarily secured by office buildings, small retail establishments and restaurants Majority of properties located in primary market area 1-4 Family: $112.2 million Secured primarily by first mortgage liens on existing single-family residencies Residential Land & Construction: $12.3 million Multi-Family: $1.2 million Commercial Land & Construction: $14.3 million Commercial Business: $7.4 million Consumer: $7.3 million 14 Historical Loan & Lease Yields(1)

Commercial and Construction Concentrations Source: Company filings. Data for the quarter ended 9/30/10 Commercial Real Estate Concentration ($MM) Residential Land & Construction ($MM) 15

Credit Quality Migration Nonperforming assets increased to $16.6 million or 3.81% of total assets at September 30, 2010 primarily due to the first quarter 2010 placement on non-accrual status of a $6.1 million participation interest in a land and development loan for a mixed use commercial real estate project located in Bradenton, Florida Source: Company filings At December 31, 2009, excludes $3.7 million loan in Center City Philadelphia At September 30, 2010, excludes $3.8 million loan in Center City Philadelphia and $6.1 million construction loan in Bradenton, FL 16 Nonperforming assets excluding the Company's two large nonperforming loans would yield an NPAs / Assets figure of 1.53% and 1.54% for the year ended December 31, 2009 and September 30, 2010, respectively

Non-Accrual Loan Composition Source: Company filings At September 30, 2010, 84.8% of our non-accrual loans consisted of two loan relationships, with an aggregate outstanding balance of $9.9 million which mainly consisted of: $6.1 million loan for the development of 150 acre ground in Bradenton, Florida that will include apartments, senior housing, hotels and commercial lots $3.8 million loan for a mixed-use building consisting of 18 residential units and one commercial unit located in Center City, Philadelphia We recently received a payment of $635,000 on our non-accrual loan secured by property in Bradenton, Florida. This payment, which was due in the third quarter of 2010, will cover interest due on the loan through June 2011 Non-Accrual Loans as of 9/30/10 17

Credit Quality - Prudent Underwriting Standards Source: Company filings Allowance/ Loans Provision for loan losses to net charge offs 1.18% 1.14% 1.09% 1.13% 1.23% 1.68% 2.11x 5.45x 13.33x 2.37x 3.32x 1.29x Although non-accrual loans have increased, our strong underwriting criteria has limited our net charge-offs 18

Improved Funding Base and Deposit Growth Alliance's core deposit strategy has improved its funding mix and reduced its reliance on borrowings which have decreased from 11% of total deposits and borrowings to 2% as of 12/31/07 and 9/30/10, respectively Total deposits have grown 14.2% since December 31, 2008 Growth in retail, business checking and time accounts are as a result of Alliance's growth in its Customer First(r) relationship accounts which are considered "sticky" or core accounts 19 Deposit Composition- 9/30/2010 Historical Deposit Growth Dollars in thousands Source: Company filings 19 3.79% Avg. Cost of Int. Bearing Deposits 2.99% 2.18% 1.55%

Securities Portfolio Portfolio as of September 30, 2010 Securities Portfolio Characteristics At September 30, 2010, securities portfolio totaled $65.5 million At September 30, 2010, approximately 27% of the investment portfolio consisted of mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae At September 30, 2010, $43.0 million of securities were available for sale and $22.5 million were held to maturity 20 Historical Investment Securities Yield(1) Source: Company Filings for ALLB data Peer information derived from FFIEC Uniform Bank Performance Report

Core Earnings Momentum Alliance has demonstrated stable and increasing pre-provision core earnings over the past five years Source: Company filings Dollars in thousands 21

Strong Consistent Financial Performance Source: Company filings ROAA - Stable Earnings Stream Non-interest Expense/Avg Assets - Improving Efficiencies Net Interest Margin - Improved Funding Base TCE Ratio - Solid Capital Position 22

Offering Summary

Offering Overview 24

Attractive Valuation Alliance has an attractive valuation compared to peers On a tangible book value per share basis, Alliance valuation is at a discount of 33% and 10% at the minimum and adjusted maximum of the offering range, respectively 25

Use of Proceeds Alliance Bancorp may use the proceeds from the offering for the following: Continue organic growth through the funding of new loans, both commercial and residential Finance the possible acquisition of financial institutions or branch offices or other businesses that are related to banking Invest in securities Pay dividends to shareholders Repurchase shares of its common stock, subject to regulatory restrictions Support general corporate purposes 26

Acquisition Opportunities In our primary market area and surrounding contiguous or near contiguous counties in PA there are: Approximately 30 public and private banks and thrifts with assets less than $500 million Of the 30 public and private banks and thrifts, approximately 15 are banks that were established in the last 10 years On a selective basis, we would consider whole bank acquisitions, branch purchase and FDIC transactions Consider transactions in our current markets or contiguous or near contiguous market areas Prefer financial institutions or financial service companies that have complementary products and services 27 Source: SNL Financial

Investment Merits Community-oriented bank with a highly experienced management team Capital being raised is offensive in nature which provides Alliance additional strategic flexibility to: Capitalize on significant growth opportunities in the commercial sector Grow through substantial consolidation opportunities or de novo branching initiatives in attractive markets Seek acquisitions that are complementary to our retail business Franchise is focused in a demographically attractive, wealthy and stable market area Consistent core profitability throughout the economic downturn Focus on higher yielding commercial product to expand NIM Improving core earnings momentum Attractive valuation with pro forma pricing at a discount to comparable peers Maintain prudent underwriting standards as evidenced by charge-off levels Expect to continue quarterly cash dividends 28